EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Multi-Sector Opportunities Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$11,915,530.80	(1)	0.0000927%	$1,104.57	(2)
Fees Previously Paid
Total Transaction Valuation	$11,915,530.80	(1)
Total Fees Due for Filing				$1,104.57

Total Fees Previously Paid				—
Total Fee Offsets				—

Net Fee Due				$1,104.57

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of July 1, 2022.
(2)	Calculated at $92.70 per $1,000,000 of the Transaction Value.